UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

AMERITRANS CAPITAL CORPORATION

COMMON STOCK, $.0001 PAR VALUE

CUSIP No.: 03073H108

March 19, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

[X]

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information

contained in this form are not required to respond unless

the form displays a currently valid 0MB control number.

CUSIP NO.:  03073H108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (See Instructions). Steven Etra ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or place of Organization United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:
5.	Sole Voting Power 130,700
6.	Shared Voting Power 56,022
7.	Sole Dispositive Power 130,700
8.	Shared Dispositive Power 56,022
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,722**
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not applicable
11.	Percent of Class Represented by Amount in Row (11) 5.46%
12.	Type of Reporting Person (See Instructions) IN

** Includes (i) 57,732 shares of common stock, $.0001 par value (the “Shares”) held directly by Mr. Etra; (ii) 29,022 Shares owned jointly by Mr. Etra and his wife; (iii) 27,000 Shares held by Mr. Etra’s wife; (iv) 39,080 Shares held by Fiserv Securities Inc. for the benefit of Mr. Etra’s IRA; (v) 10,000 Shares held by SRK Associates LLC, a limited liability company controlled by Mr. Etra, (vi) 10,000 Shares held by Lance’s Property Development Corp. Pension Plan, of which Mr. Etra is a trustee, and (vii) options to purchase up to 13,888 Shares granted under the Non-Employee Director Stock Option Plan which are exercisable on May 19, 2009.

Item 1(a).   Name of Issuer:

Ameritrans Capital Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

747 Third Avenue, 4th Floor

New York, New York 10017

Items 2(a), (b) and (c), (d), (e)    Name of Person Filing, Address of Residence, Citizenship, Title and Class of securities and CUSIP number:

(a)

 Steven Etra

(b)

 Heather Hill

Brookville, NY 11545

(c)

United States

(d)

Common Stock, $.0001 par value of the Issuer

(e)

03073H108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.  Ownership.

   Amount beneficially owned:  186,722

(a)

Based on 3,419,4711 Shares of common stock, $.0001 par value of the Issuer outstanding as of March 19, 2009. Mr. Etra holds approximately 5.46% of the class.

(b)

Number of shares to which such person has:

(i)  Sole power to vote or direct the vote:  130,700

(ii)  Shared power to vote or direct the vote: 56,022

(iii)  Sole power to dispose or to direct the disposition of: 130,700

(iv) Shared power to dispose of or direct the disposition of: 56,022

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of a Group.

Not Applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

/s/ Steven Etra

(Signature)

Steven Etra, Director

(Name/Title)

Footnotes

1 1Pursuant to Rule 13d-3(d)(1)(i)(A), the 3,419,471  Common Shares outstanding as of March 19, 2009 include 13,888 shares which may be acquired within 60 days by Mr. Etra through the exercise of options to purchase up to 13,888 Shares granted under the Non-Employee Director Stock Option Plan  which are exercisable on May 19, 2009.